SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

January 23, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

JANUARY 23, 2004

                                           Symbol – TSX: KGI

DRILLING STARTS TO THE EAST OF #2 SHAFT   LAUNCHING 575,000 FOOT 2004 EXPLORATION PROGRAM

Kirkland Lake Gold Inc (the “Company”) is pleased to announce the commencement of a large, property-wide surface and underground drill campaign.  For the first time since the late 1980’s drilling from underground positions to the east of Shaft #2 commenced this week, joining  three exploration drills currently working at Shaft #3 and four machines drilling from surface.

The First Phase of the Company’s 3 Year $21 million exploration campaign (outlined in a news release dated October 8th, 2003) is to move east from Shaft #2 on the Macassa property to begin exploration drilling on the Kirkland Minerals and Teck–Hughes Properties. In the late spring of this year, following the re-commissioning of Shaft #5 on the Lake Shore property, the Second Phase of exploration will begin moving west towards the Teck–Hughes Property and east to drill targets on the Wright-Hargreaves Property, (see figure 1).

In 2003, the Company met the target goals it had set for the increase of reserves and resources, and in doing so had a major discovery in the D-zone in February 2003. Following the completion of the camp wide data compilation project in the summer, the Company’s geologists assembled an exploration plan to drill targets that have the potential to host 15,000,000 tons of ore (using the historic drilling success rates of 25%) with targets consisting of both ore-bearing and unexplored vein systems.

In the First Phase of the underground program this year there are three sub-programs -

  Definition and exploration drilling east of the number #2, where the first drill started this week on the 3000 level

  Exploration drilling on the large gaps or boundary zones on  Kirkland Minerals and Teck-Hughes Properties where the Main Break was not mined or drilled (see  figures number 2 and 3)

  Drilling for parallel structures to the 04 and Main Breaks ,the 05/Narrows break to the North and the various mineralized zones to the South

“This will be one of the largest exploration programs in the industry and certainly the largest seen in Kirkland Lake, “ said Mike Sutton, Chief Geologist. “At last, this high grade camp will get the exploration drilling that it deserves. The thought that there exists a parallel structure out there with even a fraction of the ounces of the Main Break, suggests that the cost per ounce discovered through drilling could be lower than the historical range of between $2 and $7 an ounce.”

The proposed exploration is described below.

Exploration and Definition Drilling East of the Macassa #2 Shaft.

 Following rehabilitation on the 2475, 3000 and 4500 levels, drilling campaigns will be on-going in the #2 Shaft area in an effort to convert resources to reserves. The 4250 and 4500 level are now the focus of drilling to follow up on earlier drilling results.

 Exploration drilling will also take place from the 4100 level where short term targets are resource blocks along the Main Break, but this level also allows access to drill the #6 Break and #5 vein (see figure #3).  The area below the junction of the Main and #6 Breaks is a multi-vein complex that was mined extensively by Kirkland Minerals. Up to 10 ore stopes were located side by side, along with the #10 vein anticline (folded vein).  This junction of the major structures extends thousands of feet to the west but was not explored for on the Macassa side of the boundary. Above this junction is the #5 vein that was mined in one continuous sheet for over 1200 feet along strike and 400 feet down dip. Again, this was mined up to the boundary, without mining or exploration on the Macassa side.  The 41 level enables the Company to drill both of these large targets.

The 4200 level in the vicinity of Shaft #2 provides excellent access to drill the P Vein complex.  This is a zone that is mined extensively up to a cross-fault on levels from 3600 to 4250.  On the other side of the fault, it is not mined, and has only limited exploration drilling completed.

The following table summarizes the 1999 42 and 45 level #2 shaft drill results:

DRILL HOLE No.	VEIN	ASSAY (oz. per ton/feet)
45-505	HW VEIN	2.50/7.9’= 7.7’ TW (CUT, OR 9.90/7.9’ UNCUT) VG
	INCLUDING	28.40/2.4’
45-628	HW VEIN	11.36/1.0’= 1.0’ TW VG
45-626	HW VEIN	2.05/6.0’= 5.1’ TW (CUT, OR 4.76/6.0’ UNCUT) VG
45-381	HW VEIN	3.61/2.0’= 1.2’ TW VG
45-706	HW VEIN	7.74/1.6’= 1.2’ TW VG
42-637	HW VEIN	4.21/1.0’= 1.0’ TW VG
42-653	HW VEIN	4.90/2.6’= 2.0’ TW VG
42-636	HW VEIN	0.60/14.5’= 14.3’ TW VG
42-579	HW VEIN	8.65/1.0’= 1.0’ TW VG

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

QV = Quartz vein   HW=Hangingwall vein

Large Main Break Targets on Kirkland Minerals and Teck-Hughes.

One of the most important targets of the overall exploration campaign is drilling of the Kirkland Minerals boundary zone. Crews are currently rehabbing east from the Macassa #2 shaft out to the Kirkland Minerals property where drilling stations will be established and the large boundary zone above the 4000 level will be drilled.

As can be seen in diagram 2, mining at the Macassa Mine went to the western border of the Kirkland Minerals property and the Teck-Hughes mine worked to the eastern boundary of the Kirkland Minerals property. Kirkland Minerals focused their production efforts during their years of operation, 1919 and 1964, below the 4000 level (4000 feet below surface-see figures 2, and 3). The boundary is over 2,000 feet wide along the Main Break. Drilling from a cross-cut on 2475 level, plus down from surface, will cover this extensive unexplored area.

Drilling Parallel Structures to the North and South.

The 24 million ounces mined in Kirkland Lake was almost exclusively taken from one structural system, the Main Break-’04 Break system. Exploration was largely accomplished by driving along this system on various levels below surface. Very little drilling was carried out to the north and south to search for parallel ore-bearing structures. This exploration program will thoroughly test these potential systems.

The ‘05/Narrows Break system structure appears to be present to the north of, and parallel to, the main ore horizon of Kirkland Lake, the Main Break system. Ore has been mined to the north at both ends of the Kirkland Lake Camp, four miles apart, with intervening sporadic drilling between returning ore-grade values. Drilling has commenced on surface, and will begin shortly underground at the 24, and 45 levels. This will be followed by drilling of the zone from #5 shaft in Phase 2 of the program.

Next month, from the 45 level (4500 feet below surface), drilling will initially target a 3,000 foot area between two holes that intersected 1.22 ounces of gold per ton over 1.0 feet (1.0 feet of true width (“ TW”)), and 0.30 ounces of gold per ton over 6.0 feet (3.8 feet TW). These holes, drilled by Lac Minerals in 1991 and 1988 respectively, both intersected quartz veining with visible gold and tellurides. The latter hole veered onto the neighbouring Teck-owned property (Kirkland Minerals) and returned a value of 0.30 ounces of gold per ton over six feet. This new discovery can now be followed up as all five mines are under one ownership.

On surface, drilling of the ‘05/Narrows Break system has begun by drilling in the vicinity of previous drill holes that returned 0.47 ounces of gold per ton over 9.6 feet (4.5 feet TW), 0.33 ounces of gold per ton over 13.8 feet (4.1 feet TW), and 0.49 ounces of gold per ton over 17.9 feet (4.8 feet TW). These intersections are located at 600 to 1000 feet below surface.

A drill capable of drilling over 3,000 foot holes is currently drilling South zones to the south of the main ore horizon, on 47 level (see figure #1-“new discoveries to the south”). Early next month a second powerful drill will be added, to drill from a drill bay to the east of Shaft #2. At this location, no drilling has penetrated beyond 100 feet to the south; drilling the many targets to the south can be accomplished, covering a 2000 foot corridor.

Two holes have intersected a wide, mineralized porphyry.  As detailed in a previous news release, hole 47-994B recently discovered three new mineralized zones located 800 feet, 1,365 feet and 1,617 feet south of the –4700 level at the Macassa Mine. These zones returned 2.94 ounces of gold per ton gold over 5.5 feet core length (uncut, 1.79 cut), 0.77 ounce of gold per ton gold over 2.7 feet core length, and 0.16 ounce of gold per ton over 62.2 feet of core length including 1.89 ounce of gold per ton over 3.0 feet core length (all with unknown true widths). At least four hangingwall vein systems have now been identified 600 feet to 1,600 feet south of the main mine workings. This additional drilling will be undertaken 3,600 feet to the east of 47-994B, on 45 level. This is 600 feet east of, and 1000 feet higher than drill hole 45-254, the second intersection on the wide highly altered porphyry unit.

Intersections included 0.030 ounces of gold per ton over 86.7 feet of core length and 0.19 ounces of gold per ton over 1.0 feet of core length.

Breakdown of drilling (PHASE 1):

LOCATION	TARGET	FOOTAGE
Kirkland Minerals underground	MAIN BREAK	39,000
Kirkland Minerals	NARROWS/’05 BREAK	87,000
Macassa #2 shaft definition	VARIOUS	154,000
Kirkland Minerals	DRILLING SOUTH STRUCTURES	30,000
Surface- Kirkland Minerals, Teck-Hughes	NARROWS/’05 BREAK	72,000
Surface- Kirkland Minerals, Teck-Hughes	MAIN BREAK	21,000
Surface-other targets		46,000

TOTALS		449,000

Breakdown of drilling (PHASE 2):

LOCATION	TARGET	FOOTAGE
Lakeshore #5 shaft	MAIN BREAK/ SUBSIDIARY ZONES	24,000
Lakeshore #5 shaft	SOUTH BREAK	24,000
Lakeshore #5 shaft	NARROWS/’05 BREAK	32,000
Lakeshore #5 shaft	VARIOUS OTHER STRUCTURES	24,000
Surface- Lakeshore and Wright-Hargeaves	VARIOUS STRUCTURES	22,000

Totals		126,000

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.  All of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometers between the Macassa Mine on the west and Wright Hargreaves on the east and for the first time will be developed and explored under one owner. This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario Canada.

For further information

Investor Relations

Brian Hinchcliffe

Scott Koyich

President

Phone 1 403 215 5979

Phone 1 705 567 5208

Fax 1 705 568 6444

Website- www.klgold.com

e-mail: bhinchcliffe@klgold.com

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

PHASE 1
PHASE 2
MACASSA
KIRKLAND MINERALS
TECK-HUGHES
LAKESHORE
WRIGHT-HARGREAVES
No. 3 SHAFT
No. 2 SHAFT
No. 5 SHAFT
RAMP
Open
Open
Open
2475'
3000'
3075'
PHASE 2
PHASE 1
NEW ORE D VEIN 2003
MAIN ORE ZONE EXPANDED 2003
4500' LEVEL
NEW DISCOVERIES TO THE SOUTH 2003
WEST
EAST
0
1500'
ORE-BEARING ZONES
UNEXPLORED AREAS

LONGITUDINAL SECTION LOOKING NORTHWEST SHOWING UNEXPLORED AREAS AND PHASE 1 AND PHASE 2 PROGRAMS
KIRKLAND LAKE GOLD INC
KIRKLAND LAKE OPERATIONS

DIAGRAM No 1_JAN2004

MACASSA
KIRKLAND MINERALS
TECK -HUGHES
LAKESHORE
NO. 2 SHAFT
NO.1 SHAFT
NO.2 SHAFT (MAIN SHAFT KIRKLAND MINERALS)
NO.5 SHAFT
2475 L
3000 L
4125 L
4250 L
4500 L
B
A
WEST
EAST
LINE OF CROSS SECTION
(See Diagram No 2_JAN2004)
BOUNDARY ZONE
1000 Feet
LONG SECTION LOOKING NORTHWEST
KIRKLAND LAKE GOLD INC
KIRKLAND LAKE OPERATIONS
EXPLORATION TARGETS
LEGEND
A Area Showing Vast Majority of Kirkland Minerals Mining Between 1919 and 1960
B Mined Areas Along the No. 5 Vein
Mined Area
DIAGRAM No 2_JAN2004

LongSection_JAN20.cdr

SURFACE
CROSS SECTION LOOKING EAST
KIRKLAND LAKE GOLD INC
KIRKLAND LAKE OPERATIONS
EXPLORATION TARGETS
LEGEND
Syenite Porphyry
Quartz-Feldspar Porphyry
Syenite
Basic Syenite
Tuff
Conglomerate
Stoped Ore
3100 Underground Levels in Feet
A Area Showing Vast Majority of Kirkland Minerals Mining Between 1919 and 1960
B Mined Areas Along the No. 5 Vein
LITTLE OR NO MAIN BREAK MINING/ EXPLORATION
KIRKLAND LAKE MAIN BREAK
1400
1500
1625
1725
1850
2000
2175
2250
2325
2475
2525
2675
2800
3000
3100
3225
3350
3475
3600
3725
3850
4000
4125
4225
B
No 5 VEIN
3600
3725
3850
3975
4100
4225
4350
4450
4600
4750
4900
5010
5120
5230
5340
5450
5600
5725
5850
5975
NORTH
SOUTH
A
VAST MAJORITY OF KIRKLAND MINERALS MINING BETWEEN 1919 AND 1960
No 6 BREAK
No. 10 VEIN
Scale: 1000 ft.
DIAGRAM No 3_JAN2004

SgSECJAN20.cdr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	January 23, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.